Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2013	2012	2011	2010	2009	2008
	Thousands of Dollars
Fixed Charges:
Interest on Long-Term Debt	$28,564	$56,308	$55,038	$49,858	$42,378	$36,226	$47,456
Other Interest (1)	(168)	502	1,446	1,127	433	1,571	1,367
Interest on Capital Lease Obligations	13,554	31,902	36,593	44,874	52,534	53,670	57,252
Estimated Interest Portion of Rental Expense	279	585	611	795	72	106	130
Total Fixed Charges	$42,229	$89,297	$93,688	$96,654	$95,417	$91,573	$106,205
Net Income (Loss)	$32,266	$77,287	$65,470	$85,334	$108,260	$90,688	$7,206
Add (Deduct):
(Income) from Equity Investees	—	—	—	—	—	—	(1,381)
Income Tax Expense (Benefit)	2,909	29,745	39,109	52,000	59,936	54,220	12,729
Total Fixed Charges	42,229	89,297	93,688	96,654	95,417	91,573	106,205
Total Earnings before Taxes and Fixed Charges	$77,404	$196,329	$198,267	$233,988	$263,613	$236,481	$124,759
Ratio of Earnings to Fixed Charges	1.833	2.199	2.116	2.421	2.763	2.582	1.175

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.